McEwen Mining Inc.
150 King Street West, Suite 800
Toronto, Ontario
Canada M5H 1J9

September 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	McEwen Mining Inc. Registration Statement on Form S-4 (File No. 333-281729) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, McEwen Mining Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of Thursday, September 5, 2024, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

The Company requests that it be notified of such effectiveness by a telephone call to George A. Hagerty of Hogan Lovells US LLP at (303) 454-2464.

Sincerely,
McEwen Mining Inc.

By:	/s/ Carmen L. Diges
Name:	Carmen L. Diges
Title:	General Counsel